Filed pursuant to Rule 424(b)(5)

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED SEPTEMBER 15, 1995

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 20, 1994)

                                4,250,000 SHARES
                             [United Dominion Logo]
                                  COMMON STOCK

     The Common Stock is listed on the New York Stock Exchange. On September 15, 1995, the last reported sale price of the Common Stock was $14 1/2 per share. See "Price Range of Common Stock and Distributions."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
           OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

[CAPTION]

                                  PRICE TO                UNDERWRITING              PROCEEDS TO
                                   PUBLIC                 DISCOUNT (1)               TRUST (2)
Per Share.......................    $                         $                         $
Total (3).......................  $                         $                         $

(1) The Trust has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Trust estimated at $150,000.
(3) The Trust has granted the several Underwriters an option to purchase up to an additional 637,500 shares to cover over-allotments. If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds
    to Trust will be $           , $           and $           , respectively.
    See "Underwriting."

 THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
     MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares
will be made in New York, New York on or about October   , 1995.

MERRILL LYNCH & CO.
            ALEX. BROWN & SONS
               INCORPORATED
                          DEAN WITTER REYNOLDS INC.
                                      A.G. EDWARDS & SONS, INC.
                                                     SCOTT & STRINGFELLOW, INC.

         The date of this Prospectus Supplement is September    , 1995.

                       DISTRIBUTIONS DECLARED PER SHARE

(Indicated Annual Rate for 1995.) For each year, a portion of the distributions consisted of a non-taxable return of capital. See "Price Range of Common
Stock and Distributions-Distributions."
                                    [Graph]

   1995   1994  1993   1992   1991   1990   1989   1988   1987   1986   1985
  $.90    $.78  $.70   $.66   $.63   $.62   $.61   $.56   $.51   $.48   $.47


                      TOTAL RETURN ON A $1,000 INVESTMENT

                                    [Graph]

  1994   1993   1992   1991   1990   1989   1988   1987   1986   1985   1984
 5,304  4,979  4,201  3,229  2,170  2,422  2,283  2,025  1,882  1,397  1,000


                      APARTMENT UNITS OWNED AT DECEMBER 31
                            (YEAR TO DATE FOR 1995)

                                    [Graph]

  1995   1994    1993    1992    1991    1990    1989    1988    1987    1986    1985
 32,045  29,282  17,914  13,832  10,924  8,672   7,732   6,296   5,461   5,057   4,628



                        APARTMENT UNITS OWNED BY STATE

                                    [Graph]

Delaware   Alabama   Tennesse   Georgia   Maryland   North Carolina   Virginia   South Carolina   Florida
  468       382       1,779      2,102     2,530         6,951          6,605         4,956        5,272

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE TRUST AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                   THE TRUST

     United Dominion Realty Trust, Inc. (the "Trust"), founded in 1972, is a self-administered equity real estate investment trust that owns and operates apartments in the Mid-Atlantic and Southeast from Delaware to Florida. It is a fully integrated real estate company that acquires, improves, operates, manages and selectively sells properties with the primary goal of maximizing its funds from operations, while increasing the value of its real estate through capital improvements and intensive management.

     The Trust's 145 properties include 132 apartment communities containing 32,045 units, nine shopping centers, two warehouse/industrial properties and two office properties. Most of the Trust's properties are located in the Southeast. Management believes that the Trust has benefitted from the population and job growth within this region and that this region will continue to provide attractive demographic and economic patterns conducive to real estate investment in the 1990's.

     The Trust's investment policy has been to acquire two types of apartments: newer properties that can be acquired at discounts from replacement cost and properties that can be upgraded and repositioned by capital improvements and intensive management. Beginning in 1991, the Trust embarked on a major expansion of its apartment portfolio involving (i) the acquisition of apartment properties having high occupancy levels and not requiring substantial renovation, and (ii) entry into new markets, most recently the Fort Lauderdale/Miami area and Memphis, Tennessee. The properties have been acquired generally at significant discounts from replacement cost and at attractive current yields. Since the beginning of 1991, net of resales, the Trust has acquired 94 apartment properties containing 23,366 units at a total cost of approximately $765 million.
     The Trust has paid continuous quarterly distributions to its shareholders since 1973 and has increased its distributions each year during the past 19 years. The distribution for each of the first and second quarters of 1995 was $.225 per share. The current indicated annual distribution is $.90 per share. In past years, a portion of the Trust's distributions to shareholders has been designated as a non-taxable return of capital for Federal income tax purposes.
     The Trust, a Virginia corporation, has its principal office at 10 South 6th Street, Suite 203, Richmond, Virginia 23219-3802, and its telephone number is
(804) 780-2691. Unless the context indicates otherwise, the term "Trust," as used herein, includes the Trust and its subsidiaries, all of which are wholly-owned.

                              RECENT DEVELOPMENTS

ACQUISITIONS

     Since January 1, 1995, the Trust has acquired 14 apartment communities aggregating 2,963 apartment units at a total cost of $113.0 million, including closing costs. Nine of these communities, aggregating 1,596 units, were acquired in a portfolio transaction which closed on May 4, 1995. The acquisitions were made based in part on internal analyses showing a weighted average first year return on average investment of 10%.

     In addition, the Trust has six apartment communities containing 1,255 units under contract in separate transactions at an aggregate purchase price of $42 million, excluding closing costs. Four of the apartment communities are encumbered by mortgage loans or bond financings totalling $24.2 million. These properties are located in Richmond, Virginia (253 units), Orlando, Florida (200 units), Nashville, Tennessee (206 units), Atlanta, Georgia (260 units), Ft. Lauderdale, Florida (164 units) and Daytona, Florida (172 units).

     There can be no assurance that any of these proposed acquisitions will be consummated.

DISPOSITIONS

     Since January 1, 1995, the Trust has disposed of five shopping centers, two apartment complexes and one parcel of land at an aggregate gain, for financial reporting purposes, of $4.6 million.

     The Trust has entered into a contract to sell a shopping center located in Waynesboro, Virginia for approximately $2 million. Closing on this transaction is scheduled to occur prior to September 30, 1995. There can be no assurance that this proposed disposition will be consummated.

FINANCINGS

     Since January 1, 1995, the Trust has completed the sale of (i) 1.36 million shares of Common Stock directly to a group of institutional investors at a price of $13 1/8 per share, (ii) 4.2 million shares of 9 1/4% Cumulative Redeemable Preferred

Stock in an underwritten public offering at $25 per share, and (iii) $15.7 million of tax-exempt multifamily housing bonds secured by two apartment properties, in separate transactions.

                                USE OF PROCEEDS

     The net proceeds to the Trust from the sale of 4,250,000 shares of Common
Stock are estimated at $            . The Trust presently intends to use the net
proceeds for repayment of short-term indebtedness under bank lines ($12 million at September 15, 1995, having a weighted average interest rate of 6.5%) and the acquisition of properties. Pending such use, the Trust will invest the net proceeds in short-term instruments bearing interest at market rates.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Trust at June 30, 1995, and as adjusted to give effect to the issuance of 4,250,000 shares of Common Stock offered hereby. The table should be read in conjunction with the Trust's financial statements incorporated herein by reference.

                                                                JUNE 30, 1995
                                                          HISTORICAL     AS ADJUSTED
                                                               (IN THOUSANDS)
Debt:
  Mortgage notes payable..............................    $  158,041     $   158,041
  7 1/4% Notes due April 1, 1999......................        75,000          75,000
  8 1/2% Debentures due September 15, 2024............       150,000         150,000
  Other notes payable.................................       108,724         108,724
     Total debt.......................................    $  491,765     $   491,765
Shareholders' equity:
  Preferred Stock, no par value; 25,000,000 shares
     authorized: 9 1/4% Series A Cumulative Redeemable
     Preferred Stock (liquidation preference of $25
     per share), 4,200,000 shares issued and
     outstanding......................................       105,000         105,000
  Common Stock, $1 par value;
     100,000,000 shares authorized
     51,784,981 shares issued and outstanding
     (56,034,981 as adjusted).........................        51,785          56,035
  Additional paid-in capital..........................       424,206
  Notes receivable from officer shareholders..........        (5,969)         (5,969)
  Distributions in excess of net income...............      (105,559)       (105,559)
     Total shareholders' equity.......................    $  469,463     $
       Total capitalization...........................    $  961,228     $

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

PRICE RANGE

     The Trust's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "UDR." The following table sets forth the reported high and low sale prices of the Common Stock on the NYSE for the periods indicated and the distributions per share paid in such periods, in each case as adjusted for a 2 for 1 stock split effective May 5, 1993.

                                                                   DISTRIBUTIONS
                                                 HIGH        LOW       PAID
1992
      1st  Quarter...........................    $11 1/2    $10        $.160
      2nd  Quarter...........................     10 13/16    9 3/4     .165
      3rd  Quarter...........................     12 3/16    10 9/16    .165
      4th  Quarter...........................     12 11/16   10 7/8     .165
                                                                        .655
1993
      1st  Quarter...........................     14 13/16   11 7/8     .165
      2nd  Quarter...........................     14 5/8     12 1/2     .175
      3rd  Quarter...........................     16 5/8     13 1/2     .175
      4th  Quarter...........................     16 7/8     12 5/8     .175
                                                                        .690
1994
      1st  Quarter...........................     15 7/8     12 3/4     .175
      2nd  Quarter...........................     15 1/8     13 3/8     .195
      3rd  Quarter...........................     14 1/4     13         .195
      4th  Quarter...........................     14 1/2     12 1/4     .195
                                                                        .760
1995
      1st  Quarter...........................     14 5/8     13         .195
      2nd  Quarter...........................     15 3/8     13 1/2     .225
      3rd  Quarter (through September 15)....     15         13 1/2     .225

     On September 13, 1995, the Trust had 5,138 shareholders of record.

DISTRIBUTIONS

     The Trust has paid continuous quarterly distributions to its shareholders since 1973, its first full year of operations, and has increased its distributions each year during the past 19 years. The Trust's current policy is to make distributions in amounts approximating 75-80% of its funds from operations, but not less than such amounts as may be necessary to continue its qualification as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended. Funds from operations may not necessarily equal cash available for distribution as the cash flow of the Trust is affected by other factors not included in the calculation of funds from operations. Distributions declared for the first half of 1995 were approximately 78% of funds from operations for the period. The quarterly distribution for the third quarter of 1995 is to be paid on October 31, 1995 to shareholders of record as of the close of business on October 13, 1995. Purchasers of the Common Stock offered hereby are expected to participate in this distribution. The current indicated annual distribution is $.90 per share.

     For federal income tax purposes, distributions paid to shareholders may consist of ordinary income, capital gains distributions, non-taxable return of capital or a combination thereof. Distributions which exceed the Trust's current and accumulated earnings and profits constitute a return of capital rather than a dividend and reduce the shareholder's basis in his shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the shareholder's basis in his shares, it will generally be treated as gain from the sale or exchange of that shareholder's shares. The Trust annually notifies shareholders as to the taxability of distributions paid during the preceding year. Since 1990, cash distributions per share paid to shareholders have been taxable as set forth below.

                                                   1990      1991      1992      1993      1994
Ordinary income................................    $.355     $.368     $.418     $.493     $.629
Capital gains..................................       --        --        --        --      .004
Return of capital..............................     .265      .257      .237      .197      .127
     Total distributions paid..................    $.620     $.625     $.655     $.690     $.760

HISTORICAL TOTAL RETURNS

     The table below sets forth the compound annual rates of pretax total return (increase in market value plus distributions paid) which would have been realized by an investor who purchased the Trust's Common Stock on the open market at the beginning of the periods indicated and sold such Common Stock on the open market at the end of the periods indicated. Distributions paid during each year are assumed to have been reinvested on the date paid at the then closing market price of the Common Stock. Past performance is not necessarily indicative of the results that can be expected in the future from an investment in the Trust's Common Stock.

                                               COMPOUND ANNUAL
                                                RATE OF TOTAL
PERIOD                                             RETURN
Ten years ended December 31, 1994............       19.4%
Five years ended December 31, 1994...........       18.7
Year ended December 31, 1994.................        6.5

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data for the Trust and should be read in conjunction with the financial statements of the Trust and related notes incorporated herein by reference.

                                                                                                            SIX
                                                                                                       MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                              JUNE 30,
                                      1990         1991         1992         1993         1994         1994         1995
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Income:
  Income from property
    operations:
    Rental income.............    $ 44,042     $ 51,250     $ 63,202     $ 89,084     $139,972     $ 56,379     $ 93,239
    Property operating
      expenses................      17,969       20,956       26,503       37,859       58,867       23,933       38,232
    Depreciation of real
      estate owned............      10,385       12,732       15,557       19,516       28,729       11,877       18,549
                                    15,688       17,562       21,142       31,709       52,376       20,569       36,458
  Interest and other income...         273           79        1,402          708          756          386          535
                                    15,961       17,641       22,544       32,417       53,132       20,955       36,993
Expenses:
  Interest....................       9,488       11,918       11,777       17,237       28,520       10,621       20,589
  General and
    administrative............       1,718        1,872        2,231        3,349        4,803        2,486        2,781
  Other depreciation and
    amortization..............         199          273          395          545          691          366          543
                                    11,405       14,063       14,403       21,131       34,014       13,473       23,913
Income before gains (losses)
  on investments and
  extraordinary item..........       4,556        3,578        8,141       11,286       19,118        7,482       13,080
Gains (losses) on sales of
  investments.................         417           26           --          (89)         108           --        4,639
Provision for possible
  investment losses...........          --           --       (1,564)          --           --           --           --
Income before extraordinary
  item........................       4,973        3,604        6,577       11,197       19,226        7,482       17,719
Extraordinary item -- early
  extinguishment of debt......        (103)         (35)        (242)          --          (89)         (89)          --
Net income....................       4,870        3,569        6,335       11,197       19,137        7,393       17,719
Dividends to preferred
  shareholders................          --           --           --           --           --           --        1,781
Net income available to common
  shareholders................    $  4,870     $  3,569     $  6,335     $ 11,197     $ 19,137     $  7,393     $ 15,938
Net income per common share:
  Before extraordinary item...    $    .21     $    .14     $    .19     $    .29     $    .41     $    .18     $    .31
  Extraordinary item..........          --           --         (.01)          --           --           --           --
                                  $    .21     $    .14     $    .18     $    .29     $    .41     $    .18     $    .31
Weighted average number of
  common shares outstanding...      23,238       24,642       34,604       38,202       46,182       42,100       51,452
Common distributions
  declared....................    $ 14,402     $ 15,872     $ 23,271     $ 27,988     $ 37,539     $ 17,879     $ 23,303
Common distributions declared
  per share...................         .62          .63          .66          .70          .78          .39          .45
OTHER DATA
Funds from operations(1)......    $ 14,999     $ 16,840     $ 23,698     $ 30,803     $ 48,297     $ 19,809     $ 29,848

                                                           DECEMBER 31,                                     JUNE 30,
                                      1990         1991         1992         1993           1994         1994           1995
BALANCE SHEET DATA
Real estate owned, at cost....    $294,205     $361,503     $454,115     $582,213     $1,007,599     $683,645     $1,087,807
Total assets..................     259,532      314,473      390,365      505,840        911,913      682,427        997,534
Mortgage and other notes
  payable.....................     117,703      168,346      181,121      229,420        526,664      298,595        491,765
Convertible subordinated
  debentures..................      14,987           --           --           --             --           --             --
Shareholders' equity..........     118,154      136,152      197,677      259,963        356,968      358,466        469,463

(1) Funds from operations is defined as income before gains (losses) on investments and extraordinary items (computed in accordance with generally accepted accounting principles) plus real estate depreciation, less preferred dividends and after adjustment for significant non-recurring items, if any. The Trust considers funds from operations in evaluating property acquisitions and its operating performance, and believes that funds from operations should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Trust's operating performance and liquidity. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs. In early 1995, the National Association of Real Estate Investment Trusts ("NAREIT") adopted a White Paper recommending certain changes to the calculation of funds from operations. The Trust has implemented these recommendations and has restated funds from operations to conform with the revised definition set forth above. All funds from operations amounts in this Prospectus Supplement reflect this restatement. The impact of adopting the NAREIT recommendations was to reduce funds from operations for 1994 by $915,000 and for the six month periods ended June 30, 1994 and 1995 by $520,000 and $690,000, respectively.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATIONS

RESULTS OF OPERATIONS

     Funds from operations ("FFO") is defined as income before gains (losses) on investments and extraordinary items (computed in accordance with generally accepted accounting principles) plus real estate depreciation, less preferred dividends and after adjustment for significant non-recurring items, if any. The Trust considers funds from operations in evaluating property acquisitions and its operating performance and believes that funds from operations should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Trust's operating performance and liquidity. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

     In early 1995, NAREIT adopted a White Paper recommending certain changes to the calculation of FFO. The Trust has implemented these recommendations and has restated FFO to conform with the revised definition set forth above. All FFO amounts in this Prospectus Supplement reflect this restatement. The impact of adopting the NAREIT recommendations was to reduce FFO for 1994 by $915,000 and for the six month periods ended June 30, 1994 and 1995 by $520,000 and $690,000, respectively.

SIX MONTHS ENDED JUNE 30, 1995

     For the first six months of 1995, the Trust reported increases over the comparable 1994 period in rental income, income from property operations, net income and funds from operations. The majority of the reported increases were attributable to the Trust's apartment acquisitions since the beginning of 1994. The performance of the Trust's mature group of apartments contributed to the increases with economic occupancy at 95.3% in the current year compared to 93.1% for the first six months last year. Rental revenues at these properties grew by 5.7% and operating expenses increased approximately 2.4%, decreasing the operating expense ratio 1.4% to 43.0% Operating expenses were high primarily as a result of exterior painting expenses incurred during the second quarter. Net operating income from these apartment units was up $2.3 million or 8.4% for the six months ended June 30, 1995. The Trust considers an apartment community to be mature after it has been owned for a full calendar (fiscal) year. For the remaining 13,593 apartment units acquired by the Trust since the beginning of 1994, economic occupancy averaged 92.6% during the first six months of 1995 and operating expenses averaged 42.1% of revenues. For the Trust's 31,507 units owned, economic occupancy was 94.1% and the operating expense ratio was 42.6% for the first six months of 1995.

     For the first six months of 1995, net operating income from commercial properties decreased 7.3%, or $287,000, due to anchor tenant vacancies at three shopping centers and one industrial park, as well as the sale of one shopping center during 1994 and one in 1995.

     Interest expense for the six months ended June 30, 1995 increased by approximately $10.0 million ($.15 per share) over the same period last year, reflecting various debt financings completed since the beginning of 1994, including: (i) the assumption of mortgage notes payable, (ii) the issuance of tax-exempt bonds, (iii) the completion of a $75 million public offering of 7 1/4% Senior Notes in April, 1994, and (iv) the completion of a $150 million public offering of 8 1/2% Debentures in September, 1994.

     For the first half of 1995, depreciation of real estate owned totaled $18.5 million versus $11.9 million in 1994. The increase of $6.6 million reflects the portfolio expansion that has occurred during the past year.

     For the first six months of 1995, general and administrative expense increased approximately $295,000 over the same period last year. Of this increase, $204,000 related to expenses associated with merger negotiations with another apartment company that were terminated in May, 1995.

     Net income available to common shareholders for the six months ended June 30, 1995 increased $8.5 million over the same period last year as a result of the following: (i) $4.6 million of aggregate gains on the sale of real estate owned recognized during the second quarter of 1995, and (ii) the positive impact of the significant portfolio expansion that has occurred during the last twelve months.

     Management believes that the Trust's operating results for the remainder of 1995 will show continued improvement over the comparable period last year reflecting the continued positive impact of the Trust's 1994 and 1995 acquisitions. During 1994, the Trust's mature apartment economic occupancy improved steadily through August and then stabilized between 95% and 96% during the remainder of the year. Mature apartment operating results improved during each succeeding quarter last year. Thus, year to year improvement in quarterly mature apartment operating results should be more moderate in the remaining 1995 quarters. Consequently, higher rent growth will be more important to improved results than occupancy gains throughout the remainder of 1995.

LIQUIDITY AND CAPITAL RESOURCES

     As a qualified REIT, the Trust distributes a substantial portion of its cash flow to its shareholders in the form of dividends. For the first six months of 1995, the dividend payout ratio (the ratio of distribution declared per share to funds from operations) was 78% and the Trust's cash flow from operating activities exceeded cash distributions paid to shareholders by $15.0 million. The Trust utilizes a variety of primarily external financing sources to fund its acquisition program. The Trust has frequently utilized its lines of credit to finance these expenditures and has subsequently replaced the short-term bank debt so incurred with longer term debt or equity.

     At the beginning of 1995, the Trust had approximately $7.3 million of cash and cash equivalents and $89.4 million of available and unused bank lines of credit. In February, 1995, the Trust sold 1.36 million shares of common stock at $13 1/8 per share directly to a group of institutional investors. Net proceeds of approximately $17.8 million were used to curtail then existing bank debt. In April, 1995, the Trust sold 4.2 million shares of 9 1/4% Cumulative Redeemable Preferred Stock at $25 per share. Net proceeds of the offering, after deducting underwriting commissions and direct offering costs, aggregated approximately $101.5 million. A portion of the proceeds was used to retire short-term bank debt and to acquire a nine-property portfolio in May, 1995. The remaining proceeds were utilized for additional apartment acquisitions and renovations. At September 15, 1995, the Trust had $91.5 million of available and unused bank lines of credit available to it.

     During the second quarter of 1995, the Trust, in separate transactions, completed the sale of $15.7 million of tax-exempt multifamily housing bonds secured by two apartment properties. The bonds bear interest at 6.75% and were initially placed for terms of 20 years ($12.4 million) and 15 years ($3.3 million), respectively. During this same period, the Trust prepaid six mortgage notes payable aggregating approximately $10.2 million with a weighted average interest rate of 10.1%.

     In June, 1995, the Trust entered into a $50 million (notional amount) fixed pay forward starting swap agreement in order to reduce the interest rate risk associated with anticipated refinancing of fixed rate debt maturing in 1996. The transaction allowed the Trust to lock-in a ten year Treasury rate of 6.544% on or before July 15, 1996. The Trust anticipates unwinding the interest rate swap transaction upon refinancing of the $50 million debt in 1996. Any gain or loss from this transaction will be recognized over the term of the refinanced debt.

     Since January 1, 1995, the Trust has acquired 14 apartment communities (2,963 units) at a total cost of approximately $113.0 million, including closing costs. These acquisitions include a portfolio of nine apartment communities containing 1,596 units that the Trust acquired on May 4, 1995 for $65.7 million, including closing costs, all cash.

     During the first six months of 1995, the Trust sold two smaller apartment properties containing 202 units for $6.4 million, all cash, both of which were acquired in 1994. No significant book gain or loss was recorded on these transactions.

     On June 30, 1995, the Trust divested four Richmond area shopping centers in two separate transactions with First Washington Realty Trust, Inc. and recognized $4.6 million of aggregate book gains on the sales. Total consideration of approximately $20 million included cash of approximately $12.4 million and 358,000 shares of First Washington's 9.75% Series A Cumulative Participating Preferred Stock recorded by the Trust as "investment securities available-for-sale" in the amount of $7.7 million ($21.50 per share). These sales are part of the announced plan to liquidate the Trust's commercial properties which now comprise approximately 5% of real estate owned. The sales of two of the shopping centers were structured as tax deferred exchanges which will enable the Trust to defer approximately $4 million of capital gain for income tax purposes. On the other two centers, the Trust recognized approximately $900,000 of capital gains for income tax purposes.

     The Trust's liquidity and capital resources are believed to be more than adequate to meet its cash requirements for the foreseeable future.

                                    BUSINESS

GENERAL

     The Trust acquires, improves, operates, manages and selectively sells properties with the principal objective of maximizing its funds from operations. To meet this objective, the Trust has emphasized the acquisition of two types of apartment properties: newer properties that can be acquired at discounts from replacement cost and properties that can be upgraded and repositioned by capital improvements and intensive management. Over the past few years, the Trust has also expanded into new geographic markets in contiguous states, most notably Florida. Since the beginning of 1991, net of resales, the Trust has acquired 94 apartment properties containing 23,366 units at a total cost of approximately $765 million.

     The Trust seeks to employ leverage conservatively using primarily corporate debt, which is considered to be more flexible and less costly than mortgage debt on individual properties. At August 31, 1995, approximately $862.7 million, or 78%, of the Trust's real estate owned at cost was unencumbered by mortgage debt. The Trust also uses tax-exempt housing bonds to finance eligible properties.

     The Trust considers apartments to be its principal business and plans to commit substantially all of its investment portfolio and all of its new acquisitions to apartments. An objective of the Trust is to be a dominant owner of apartments in major Southeast markets. Over the long term, management believes that investment in apartments in general, and particularly the Southeast, will benefit from the following factors:

     (Bullet) There was a significant decline in apartment construction in the Trust's target markets particularly from 1990 through 1993. While apartment construction permits increased in 1994 and the first half of 1995, they remain well below levels in the mid and late 1980's.

     (Bullet) From 1992 through 1994, more than 50% of total renter household growth occurred within the South Region (defined by the Census Bureau as the 17-state region from Delaware to Texas).

     (Bullet) Rental vacancy rates in the South Region are near their lowest level in the past 10 years.

     (Bullet) Job growth in the South Region has been strong, averaging 3.4% in 1994 and 2.5% over the last four quarters, both above the national average.

     (Bullet) Certain demographic characteristics favor apartment demand including an increase in single parent and single person or roommate households, higher growth rates among minorities, additional immigrant households and a decline in younger household real income.

     (Bullet) There are estimates that a significant majority of today's renter households cannot afford to buy a moderately priced home in their region because of credit problems, the lack of a down payment or a monthly payment that is too high.

     (Bullet) Approximately 36% of all households were renters at the start of the decade. Despite historically low mortgage interest rates, the proportion of renter households has remained relatively constant and was reported at 36% for 1994.

APARTMENTS

     The Trust's apartments consist of a mix of lower to upper income properties with a majority being middle to moderate income. A majority of the tenants are family households. The apartments are typically suburban, garden or townhouse style units with one, two and three bedrooms. The units are generally individually heated and cooled, with all appliances and wall-to-wall carpet. Amenities normally include swimming pools, tennis courts, clubhouses and playgrounds. Some of the apartment communities also have fitness centers, volleyball courts, jacuzzis and racquetball courts. The average cost for the Trust's apartments, including all renovations and refurbishment costs, was approximately $32,700 per unit at June 30, 1995. During the second quarter of 1995, apartment occupancy averaged 93.8% overall and 94.9% for the mature 17,914 units which were acquired prior to 1994.

     The following chart shows the geographic distribution of the Trust's apartment properties.

                                             NUMBER OF                 PERCENTAGE OF
                                             APARTMENT    NUMBER OF      APARTMENT
                                             PROPERTIES     UNITS          UNITS
Columbia, South Carolina...................      11          3,218           10%
Richmond, Virginia.........................      12          3,170           10
Baltimore/Washington.......................      12          2,757            9
Tampa/Clearwater, Florida..................       9          2,591            8
Raleigh, North Carolina....................       8          2,440            8
Charlotte, North Carolina..................      12          2,334            7
Orlando, Florida...........................       6          1,773            6
Atlanta, Georgia...........................       6          1,634            5
Hampton Roads (1)..........................       6          1,436            4
Greenville/Spartanburg, South Carolina.....       7          1,330            4
Memphis, Tennessee.........................       4            935            3
Wilmington, North Carolina.................       4            889            3
Nashville, Tennessee.......................       3            844            3
Miami/Ft. Lauderdale.......................       3            796            3
Eastern Shore Maryland.....................       4            784            3
Greensboro, North Carolina.................       2            447            1
Other Florida..............................       4          1,112            3
Other Virginia.............................       6            988            3
Other North Carolina.......................       4            841            3
Delaware...................................       3            468            1
Other Georgia..............................       2            468            1
Other South Carolina.......................       2            408            1
Alabama....................................       2            382            1
  Total....................................     132         32,045          100%

(1) Includes Newport News/Hampton/Virginia Beach Areas

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), the Trust has agreed to sell to each of the Underwriters named below, and each of the Underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated, Dean Witter Reynolds Inc., A.G. Edwards & Sons, Inc. and Scott & Stringfellow, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Trust, the number of shares of Common Stock set forth below opposite their respective names. The Underwriters are committed to purchase all of the shares of Common Stock if any are purchased.

                                                             NUMBER OF
             UNDERWRITER                                      SHARES
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated...................................
Alex. Brown & Sons Incorporated............................
Dean Witter Reynolds Inc...................................
A.G. Edwards & Sons, Inc...................................
Scott & Stringfellow, Inc..................................
             Total.........................................  4,250,000

     The Representatives of the Underwriters have advised the Trust that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $. per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $. per share to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Trust has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 637,500 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount, and, with respect to any such shares issued after October 13, 1995, less an amount equal to the distribution per share to be paid by the Trust on October 31, 1995. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by it shown in the foregoing table bears to the 4,250,000 shares offered hereby.

     In the Underwriting Agreement, the Trust has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Trust and certain of its officers, directors and principal shareholders have agreed that for a period of 90 days from the date of this Prospectus Supplement they will not, without the prior written consent of the Representatives, offer, sell or otherwise dispose of any shares of Common Stock, except for shares issued for property acquisitions or grants of options or issuance of shares upon exercise of options.

PROSPECTUS
                              $400,000,000
                            UNITED DOMINION
                              REALTY TRUST
                            DEBT SECURITIES
                            PREFERRED STOCK
                              COMMON STOCK
     United Dominion Realty Trust, Inc. (the "Trust") intends to issue from time to time its (i) unsecured senior or subordinated debt securities (the "Debt Securities"), (ii) shares of Preferred Stock, no par value ("Preferred Stock"), and (iii) shares of Common Stock, $1 par value ("Common Stock"), having an aggregate initial public offering price not to exceed $400,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units, on terms to be determined at the time of sale. The Debt Securities, the Preferred Stock and the Common Stock offered hereby (collectively, the "Offered Securities") may be offered, separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").
     The Debt Securities will be direct unsecured obligations of the Trust and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Trust. The Subordinated Securities will be subordinated to all existing and future Senior Debt of the Trust, as defined. See "Description of Debt Securities."
     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denomination, maturity, priority, interest rate, time of payment of interest, terms of redemption at the option of the Trust or repayment at the option of the holder or for sinking fund payments, terms for conversion into or exchange for other Offered Securities and the initial public offering price; (ii) in the case of Preferred Stock, the series designation and number of shares and the dividend, liquidation, redemption, conversion, voting and other rights and the initial public offering price; (iii) in the case of Common Stock, the initial public offering price; and (iv) in the case of all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Trust as a qualified real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code").
     The applicable Prospectus Supplement will also contain information, where applicable, concerning certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered thereby.
     The Offered Securities may be offered directly, through agents designated from time to time by the Trust, or to or through underwriters or dealers. If any designated agents or any underwriters are involved in the sale of Offered Securities, they will be identified and their compensation will be described in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing such Offered Securities and the method and terms of the offering thereof.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
    ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
    TO THE CONTRARY IS UNLAWFUL.


           THE DATE OF THIS PROSPECTUS IS SEPTEMBER 20, 1994.

                             AVAILABLE INFORMATION
     The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Trust with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048, and can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.
     This Prospectus is part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Trust with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information, reference is made to the Registration Statement.
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents filed by the Trust with the Commission under the Exchange Act are hereby incorporated by reference in this Prospectus: (i) the Trust's annual report on Form 10-K for the year ended December 31, 1993; (ii) the Trust's quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 1994; (iii) the Trust's Current Report on Form 8-K dated April 15, 1994; (iv) the Trust's Current Report on Form 8-K dated May 17, 1994; (v) the Trust's Current Report on Form 8-K dated May 26, 1994; (vi) the Trust's Current Report on Form 8-K dated July 1, 1994; (vii) the Trust's Current Report on Form 8-K dated August 31, 1994; and (viii) the description of the Common Stock contained in the Trust's registration statement on Form 8-A dated April 19, 1990 filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description. All documents filed by the Trust pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of all of the Offered Securities shall be deemed to be incorporated by reference herein.
     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement.
     The Trust will provide on request and without charge to each person to whom this Prospectus is delivered a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed to United Dominion Realty Trust, Inc., 10 South 6th Street, Suite 203, Richmond, Virginia 23219-3802, Attention: Secretary (telephone 804/780-2691).

                                   THE TRUST
     The Trust, founded in 1972, is a self-administered equity real estate investment trust that owns and operates apartments in the Mid-Atlantic and Southeast from Delaware to Florida. It is a fully integrated real estate company that acquires, improves, operates, manages and selectively sells properties with the primary goal of maximizing its funds from operations, while increasing the value of its real estate through capital improvements and intensive management.
     The Trust's 129 properties include 111 apartment communities containing 26,943 apartment units, and 14 shopping centers, two warehouse/industrial properties and two office properties containing a total of approximately two million square feet of rentable space. Most of the Trust's properties are located in the Southeast. Management believes that the Trust has benefitted from the population and job growth within this region and that this region will continue to provide attractive demographic and economic patterns conducive to real estate investment in the 1990's.
     The Trust's investment policy has been to acquire apartment properties presenting the opportunity for higher occupancy, increased rents and enhanced property values through a program of renovation, refurbishment and intensive property management. Beginning in 1991, the Trust embarked on a major expansion of its apartment portfolio involving the acquisition of apartment properties having high occupancy levels and not requiring substantial renovation and entry into new geographic markets in contiguous states, most notably Florida. The properties have been acquired generally at significant discounts from replacement cost and at attractive current yields. Since the beginning of 1991, the Trust has acquired 74 apartment properties containing 18,331 units at a total cost of approximately $563 million.
     The Trust has paid continuous quarterly distributions to its shareholders since 1973 and has increased its distributions each year during the past 18 years. The current indicated annual distribution is $.78 per share. In past years, a portion of the Trust's distributions to shareholders has been designated as a non-taxable return of capital for federal income tax purposes.
     The Trust, a Virginia corporation, has its principal office at 10 South 6th Street, Suite 203, Richmond, Virginia 23219-3802, and its telephone number is
(804) 780-2691. Unless the context indicates otherwise, the term "Trust," as used herein, includes the Trust and its subsidiaries, all of which are wholly-owned.
                                USE OF PROCEEDS
     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes, which may include repayment of indebtedness, making improvements to properties and the acquisition of additional properties.
                                 CERTAIN RATIOS
     The following table sets forth the Trust's consolidated ratios of earnings to fixed charges and funds from operations to fixed charges for the periods shown.

                                                                                           SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,                 ENDED JUNE 30,
                                       1989      1990      1991      1992      1993      1993      1994
Ratio of earnings to fixed
  charges.........................     1.45x     1.43x     1.27x     1.54x     1.64x     1.56x     1.70x
Ratio of funds from
  operations to fixed charges.....     2.08x     2.43x     2.32x     3.00x     2.80x     2.68x     2.88x

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges and the ratios of funds from operations to fixed charges were computed by dividing funds from operations by fixed charges. For purposes of computing these ratios, earnings consist of income before extraordinary items plus fixed charges other than capitalized interest, and fixed charges consist of interest on borrowed funds (including capitalized interest) and amortization of debt discount and expense. Funds from operations is defined as income before gains (losses) on investments and extraordinary items adjusted for certain non-cash items, primarily real estate depreciation. To date, the Trust has not issued any shares of Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred share dividends and funds from operations to combined fixed charges and preferred share dividends are the same as those presented in the table.

                         DESCRIPTION OF DEBT SECURITIES
GENERAL
     The Senior Securities are to be issued under an indenture dated as of April 1, 1994, as supplemented from time to time (the "Senior Indenture"), between the Trust and NationsBank of Virginia, N.A. (the "Senior Indenture Trustee"), and the Subordinated Securities are to be issued under an indenture dated as of August 1, 1994, as supplemented from time to time (the "Subordinated Indenture"), between the Trust and Crestar Bank (the "Subordinated Indenture Trustee"). The term "Trustee," as used herein, shall refer to the Senior Indenture Trustee or the Subordinated Indenture Trustee, as appropriate. The forms of the Senior Indenture and the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement and are respectively available for inspection at the corporate trust office of the Senior Indenture Trustee in Atlanta, Georgia, and the corporate trust office of the Subordinated Indenture Trustee in Richmond, Virginia, or as described under "Available Information." The Indentures are subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indentures and the Debt Securities are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and the Debt Securities. All section references appearing herein are to sections of the Indentures, and capitalized terms used but not defined herein have the respective meanings set forth in the Indentures and the Debt Securities.
TERMS
     The Debt Securities will be direct, unsecured obligations of the Trust. The indebtedness represented by the Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Trust. The indebtedness represented by the Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Trust, as described under "Subordination."
     Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Trust or as established in one or more indentures supplemental to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued; all Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).
     Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Sections 101 and 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.
     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:
          (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;
          (2) the aggregate principal amount of such Debt Securities and any limit on such principal amount;
          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Capital Stock of the Trust, or the method by which any such portion will be determined;
          (4) if convertible, in connection with the preservation of the Trust's status as a REIT, any applicable limitations on the ownership or transferability of the Capital Stock of the Trust into which such Debt Securities are convertible;
          (5) the date or dates, or the method by which such date or dates will be determined, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          (6) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which such interest will accrue or the method by which such date or dates will be determined, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates will be determined, and the basis upon which interest will be calculated if other than that of a 360-day year consisting of twelve 30-day months;
          (7) the place or places where the principal of (and premium or Make-Whole Amount (as defined in each Indenture), if any), interest, if any, on, and Additional Amounts, if any, payable in respect of, such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon the Trust in respect of such Debt Securities and the applicable Indenture may be served;
          (8) the period or periods within which, the price or prices (including premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and other terms and conditions upon which such Debt Securities may be redeemed in whole or in part, at the option of the Trust, if the Trust is to have the option;
          (9) the obligation, if any, of the Trust to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;
          (10) whether such Debt Securities will be in registered or bearer form and terms and conditions relating thereto, and, if other than $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities will be issuable and, if other than $5,000, the denomination or denominations in which any bearer Debt Securities will be issuable;
          (11) if other than United States dollars, the currency or currencies in which such Debt Securities will be denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;
          (12) whether the amount of payments of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts will be determined;
          (13) whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Trust or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;
          (14) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;
          (15) any deletions from, modifications of or additions to the Events of Default or covenants of the Trust with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the applicable Indenture;
          (16) whether such Debt Securities will be issued in certificated or book-entry form;
          (17) the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;
          (18) whether and under what circumstances the Trust will pay Additional Amounts as contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the

     Trust will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); and
          (19) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") (Section 502 of each Indenture). Special United States federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.
DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER
     Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).
     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Senior Securities will be payable at the corporate trust office of the Senior Indenture Trustee located at 715 Peachtree Street, N.E., Midtown Center, 7th Floor, Atlanta, Georgia 30308-1297 and the principal of (and premium or Make-Whole Amount, if any) and interest on any series of Subordinated Securities will be payable at the corporate trust office of the Subordinated Indenture Trustee located at 919 East Main Street, Richmond, Virginia 23219; provided that at the option of the Trust payment of interest on any series of Debt Securities may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register for such series or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002 of each Indenture).
     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).
     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee referred to above. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration or transfer or exchange of any Debt Securities, but the Trust may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Trust with respect to any series of Debt Securities, the Trust may at any time rescind the designation of any such transfer agent or approve a change in the location through which such transfer agent acts, except that the Trust will be required to maintain a transfer agent in each Place of Payment for such series. The Trust may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).
     Neither the Trust nor either Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

MERGER, CONSOLIDATION OR SALE
     The Trust may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Trust shall be the continuing entity, or the successor entity (if other than the Trust) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Trust or any Subsidiary as a result thereof as having been incurred by the Trust or such Subsidiary at the time of such transaction, no Event of Default under an Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803 of each Indenture).
CERTAIN COVENANTS
     SENIOR INDENTURE LIMITATIONS ON INCURRENCE OF DEBT. The Senior Indenture provides that the Trust will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Trust and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (without duplication) (i) the Trust's Total Assets as of the end of the calendar quarter covered in the Trust's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Trust or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt (Section 1004 of the Senior Indenture). The Subordinated Indenture does not limit the incurrence of Debt.
     In addition to the foregoing limitation on the incurrence of Debt, the Senior Indenture provides that the Trust will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of the Trust or any Subsidiary if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Trust and its Subsidiaries on a consolidated basis which is secured by any mortgage, lien, charge, pledge, encumbrance or security interest on property of the Trust or any Subsidiary is greater than 40% of the Trust's Total Assets (Section 1004 of the Senior Indenture).
     In addition to the foregoing limitations on the incurrence of Debt, the Senior Indenture provides that the Trust will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Trust and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period;
(ii) the repayment or retirement of any other Debt by the Trust and its Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period);
(iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Trust or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 1004 of the Senior Indenture).

     As used herein,
     "ACQUIRED DEBT" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.
     "ANNUAL SERVICE CHARGE" as of any date means the maximum amount which is payable in any period for interest on, and original issue discount of, Debt of the Trust and its Subsidiaries and the amount of dividends which are payable in respect of any Disqualified Stock (as defined below).
     "CAPITAL STOCK" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.
     "CONSOLIDATED INCOME AVAILABLE FOR DEBT SERVICE" for any period means Funds from Operations (as defined below) of the Trust and its Subsidiaries plus amounts which have been deducted for interest on Debt of the Trust and its Subsidiaries.
     "DEBT" of the Trust or any Subsidiary means any indebtedness of the Trust, or any Subsidiary, whether or not contingent, in respect of (without duplication) (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Trust or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Trust or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock or (v) any lease of property by the Trust or any Subsidiary as lessee which is reflected on the Trust's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on the Trust's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation of the Trust or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Trust or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Trust or any Subsidiary whenever the Trust or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).
     "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the series of Debt Securities.
     "FUNDS FROM OPERATIONS" for any period means income before gains (losses) on investments and extraordinary items plus amounts which have been deducted, and minus amounts which have been added, for the following non-cash items (without duplication): (a) provision for federal income taxes of the Trust and its Subsidiaries, (b) amortization of debt discount, (c) provision for property depreciation and amortization, (d) the effect of any noncash charge resulting from a change in accounting principles in determining income before gains (losses) on investments and extraordinary items for such period and (e) amortization of deferred charges, as reflected in the financial statements of the Trust and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.
     "TOTAL ASSETS" as of any date means the sum of (i) the Trust's Undepreciated Real Estate Assets and (ii) all other assets of the Trust determined in accordance with generally accepted accounting principles (but excluding intangibles).
     "UNDEPRECIATED REAL ESTATE ASSETS" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Trust and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with generally accepted accounting principles.
     Except as described above, the Indentures do not contain any provisions that would limit the ability of the Trust to incur indebtedness or that would afford Holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Trust or in the event of a change of control. However, the Articles of Incorporation of the Trust include provisions for mandatory redemption and stopping transfer of its Common Stock designed to preserve the Trust's status as a REIT. The Code provides that concentration of more than 50% in value of direct or indirect ownership of Common Stock in five or fewer individual shareholders during the last six months of any year will result in disqualification of the Trust as a REIT. Enforcement of the provisions of the Trust's Articles of Incorporation would prevent such concentration and, therefore, prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Trust that are described herein, including any addition of a covenant or other provision providing event risk or similar protection.
     EXISTENCE. Except as described above under " -- Merger, Consolidation or Sale," the Trust will do or cause to be done all things necessary to preserve and keep in full force and effect the existence, rights (charter and statutory) and franchises of the Trust and its Subsidiaries; provided, however, that the Trust shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of the business of the Trust and its Subsidiaries as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities of any series (Section 1005 of each Indenture).
     MAINTENANCE OF PROPERTIES. The Trust will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Trust may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Trust and its Subsidiaries shall not be prevented from selling or otherwise disposing of for value their properties in the ordinary course of business (Section 1006 of each Indenture).
     INSURANCE. The Trust will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage in an amount at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1007 of each Indenture).
     PAYMENT OF TAXES AND OTHER CLAIMS. The Trust will pay or discharge or cause to be paid or discharged, before the same become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Trust or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Trust or any Subsidiary; provided, however, that the Trust shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008 of each Indenture).
     PROVISION OF FINANCIAL INFORMATION. Whether or not the Trust is subject to
Section 13 or 15(d) of the Exchange Act, the Trust will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Trust would have been required to file with the Commission pursuant to such Section 13 and 15(d) if the Trust were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Trust would have been required so to file such documents if the Trust were so subject. The Trust will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which the Trust would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject to such Sections and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Trust would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject to such Sections and (y) if filing such documents by the Trust with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009 of each Indenture).
EVENTS OF DEFAULT, NOTICE AND WAIVER
     Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Trust contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Trust (or by any Subsidiary, the repayment of which the Trust has guaranteed or for which the Trust is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice as provided in the Indenture; (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Trust or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; (g) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Trust or any Significant Subsidiary or for all or substantially all of either of its property; and (h) any other Event of Default provided with respect to such series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Trust.
     If an Event of Default under either Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Trust (and to the Trustee if given by the Holders). However, at any time after such declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Trust shall have deposited with the Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any) or interest, with respect to the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513 of each Indenture).
     Each Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).
     Each Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any), interest on and Additional Amounts payable with respect to, such Debt Securities at the respective due dates thereof (Section 508 of each Indenture).
MODIFICATION OF THE INDENTURES
     Modifications and amendments of either Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture that are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of (or premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, or any Additional Amounts payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of (and premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902 of each Indenture).
     The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Trust with certain covenants in such Indenture (Section 1012 of each Indenture).
SUBORDINATION
     Upon any distribution to creditors of the Trust in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Subordinated Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Trust to make payment of the principal and interest on the Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Trust receives notice of the default (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Trust may recover more, ratably, than holders of the Subordinated Securities.
     Senior Debt is defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by the Trust in respect of, the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed: (a) indebtedness of the Trust for money borrowed or represented by purchase-money obligations, (b) indebtedness of the Trust evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of the Trust as lessee under leases of property either made as part of any sale and leaseback transaction to which the Trust is a party or otherwise, (d) indebtedness of partnerships and joint ventures that is included in the consolidated financial statements of the Trust, (e) indebtedness, obligations and liabilities of others in respect of which the Trust is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Trust has agreed to purchase or otherwise acquire, and (f) any binding commitment of the Trust to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses
(a) through (f) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks PARI PASSU with the Subordinated Securities,
(2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Trust to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated, and (3) the Subordinated Securities (Section 101 of the Subordinated Indenture). At July 31, 1994, Senior Debt aggregated approximately $378 million. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Debt. However, the Senior Indenture contains limitations on incurrence of indebtedness by the Trust. See " -- Certain Covenants -- SENIOR INDENTURE LIMITATIONS ON INCURRENCE OF DEBT."
DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE
     Under each Indenture, the Trust may discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).
     Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Trust may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (b) to be released from its obligations with respect to such Debt Securities under provisions of each Indenture described under " -- Certain Covenants," or, if provided pursuant to
Section 301 of each Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event or Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Trust with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or currency units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.
     Such a trust may only be established if, among other things, the Trust has delivered to the applicable Trustee an Opinion of Counsel (as specified in each Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of such Indenture (Section 1404 of each Indenture).
     "GOVERNMENT OBLIGATIONS" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).
     Unless otherwise provided in the applicable Prospectus Supplement, if after the Trust has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of either Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency (other than the ECU or other currency unit) both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in United States dollars (Section 101 of each Indenture).
     In the event the Trust effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under " -- Events of Default, Notice and Waiver" with respect to Sections 1004 to 1009, inclusive, of either Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (g) under " -- Events of Default, Notice and Waiver" with respect to a covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Trust would remain liable to make payment of such amounts due at the time of acceleration.
     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.
CONVERSION RIGHTS
     The terms and conditions, if any, upon which the Debt Securities are convertible into Capital Stock of the Trust will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Capital Stock of the Trust, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Trust, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.
BOOK-ENTRY SYSTEM
     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, are expected be deposited with The Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.
     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Trust expects that unless otherwise indicated in the applicable Prospectus Supplement the following provisions will apply to depository arrangements.
     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Trust if such Debt Securities are offered directly by the Trust. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Global Security or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.
     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.
     Payments of principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. None of the Trust, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
     The Trust expects that the Depository for any Debt Securities or its nominee, upon receipt of any payment of principal, premium, Make-Whole Amount, interest or Additional Amounts in respect of the Global Security representing such Debt Securities will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository or its nominee. The Trust also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Such payments will be the responsibility of such Participants.
     If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Trust within 90 days, the Trust will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Trust may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.
TRUSTEES
     NationsBank of Virginia, N.A., and Crestar Bank have lending relationships with the Trust.
                          DESCRIPTION OF CAPITAL STOCK
GENERAL
     The Trust is authorized to issue 100,000,000 shares of Common Stock, $1 par value, and 25,000,000 shares of Preferred Stock, no par value. At August 3, 1994, there were 50,210,440 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.
     The following statements with respect to the capital stock of the Trust are subject to the detailed provisions of the Trust's Restated Articles of Incorporation, as amended (the "Articles"), and bylaws (the "Bylaws") as currently in effect. These statements do not purport to be complete, or to give full effect to the terms of the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Articles and Bylaws, which are filed as exhibits to the Registration Statement.

COMMON STOCK
     Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of Preferred Stock then outstanding. Holders of Common Stock have one vote per share and non-cumulative voting rights, which means that holders of more than 50% of the shares voting can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any directors. In the event of any voluntary or involuntary liquidation or dissolution of the Trust, holders of Common Stock are entitled to share ratably in the distributable assets of the Trust remaining after satisfaction of the prior preferential rights of the Preferred Stock and the satisfaction of all debts and liabilities of the Trust. Holders of Common Stock do not have preemptive rights.
     The Transfer Agent for the Common Stock is Mellon Securities Trust Company, Pittsburgh, Pennsylvania. The Common Stock is traded on the New York Stock Exchange under the symbol "UDR."
PREFERRED STOCK
     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in that Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Articles of Amendment to the Articles fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.
     GENERAL. Under the Articles, the Board of Directors of the Trust is authorized, without further shareholder action, to provide for the issuance of up to 25,000,000 shares of Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as the Board of Directors shall approve.
     The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (ii) the price at which such series will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (iv) any redemption or sinking fund provisions of such series; (v) any conversion provisions of such series; and (vi) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series.
     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the Common Stock.
     DIVIDEND RIGHTS. Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Trust legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.
     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, other than a dividend payable in Common Stock, unless the accrued dividends on each series of Preferred Stock have been fully paid or declared and set apart for payment and the Trust shall have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of Preferred Stock.
     If the applicable Prospectus Supplement so provides, when dividends are not paid in full upon any series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon such series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series will in all cases bear to each other the same ratio that accrued dividends per share on such series of Preferred Stock and such other series bear to each other.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate in the earnings or assets of the Trust.
     RIGHTS UPON LIQUIDATION. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Trust, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Trust available for distribution to shareholders the amount stated or determined on the basis set forth in the Prospectus Supplement relating to such series, which may include accrued dividends, if such liquidation, dissolution or winding up is involuntary or may equal the current redemption price per share (otherwise than for the sinking fund, if any, provided for such series) provided for such series set forth in such Prospectus Supplement, if such liquidation, dissolution or winding up is voluntary, and on such preferential basis as is set forth in such Prospectus Supplement. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Trust, the amounts payable with respect to Preferred Stock of any series and any other shares of stock of the Trust ranking as to any such distribution on a parity with such series of Preferred Stock are not paid in full, the holders of Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Trust in proportion to the full respective preferential amounts to which they are entitled or on such other basis as is set forth in the applicable Prospectus Supplement. The rights, if any, of the holders of any series of Preferred Stock to participate in the assets of the Trust remaining after the holders of other series of Preferred Stock have been paid their respective specified liquidation preferences upon any liquidation, dissolution or winding up of the Trust will be described in the Prospectus Supplement relating to such series.
     REDEMPTION. A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Trust, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series that shall be redeemed by the Trust in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.
     If, after giving notice of redemption to the holders of a series of Preferred Stock, the Trust deposits with a designated bank funds sufficient to redeem such Preferred Stock, then from and after such deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right to convert such shares into other classes of capital stock of the Trust. The redemption price will be stated in the Prospectus Supplement relating to a particular series of Preferred Stock.
     Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.
     SINKING FUND. The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.
     CONVERSION RIGHTS. The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.
     VOTING RIGHTS. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by Virginia law, a holder of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Trust issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of Preferred Stock are entitled to vote.
     Under Virginia law, the affirmative vote of the holders of a majority of the outstanding shares of all series of Preferred Stock, voting as a separate voting group, will be required for (i) the authorization of any class of stock ranking prior to or on parity with Preferred Stock or the increase in the number of authorized shares of any such stock, (ii) any increase in the number of authorized shares of Preferred Stock and (iii) certain amendments to the Articles that may be adverse to the rights of Preferred Stock outstanding.
     TRANSFER AGENT AND REGISTRAR. The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Trust and be described in the applicable Prospectus Supplement. The registrar for shares of
Preferred Stock will send notices to shareholders of any meetings at which holders of Preferred Stock have the right to vote on any matter.
DIVIDEND RESTRICTIONS
     Covenants in its loan agreements with certain lenders restrict the payment of distributions in excess of the sum of (i) current "cash flow," (ii) varying additional amounts and (iii) the proceeds of Common Stock offerings subsequent to various dates, all as defined in the particular loan agreement. The covenants do not prohibit the Trust from paying distributions in order to continue its qualification as a REIT under the Code.
AFFILIATED TRANSACTIONS
     The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions" designed to deter uninvited takeovers of Virginia corporations. These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. For three years following the time that the Interested Shareholder becomes an owner of 10% of the outstanding voting shares, Virginia corporations cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." At the expiration of the three year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder absent an exception. The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the law.
     The Virginia Stock Corporation Act also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to cross any of three thresholds (20%, 33%, or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Trust. An acquiring person may require the Trust to hold a special meeting of shareholders to consider the matter within 50 days of its request.
REDEMPTION AND RESTRICTIONS ON TRANSFER
     In order to preserve the Trust's status as a REIT as defined in the Code, the Trust can redeem or stop the transfer of its shares. The Articles provide that the Trust is organized to qualify as a REIT. Because the Code provides that the concentration of more than 50% in value of the direct or indirect ownership of its shares in five or fewer individual shareholders during the last six months of any year would result in the disqualification of the Trust as a REIT, the Articles provide that the Trust shall have the power (i) to redeem that number of concentrated shares sufficient in the opinion of the Board of Directors of the Trust to maintain or bring the direct or indirect ownership of shares into conformity with the requirements of the Code, and (ii) to stop the transfer of shares to any person whose acquisition thereof would, in the opinion of the Trust's Board of Directors, result in such disqualification. The per share redemption price of any shares redeemed by the Trust pursuant to this provision shall be the last reported sale price for the shares as of the business day preceding the day on which notice of redemption is given. The Board of Directors of the Trust can require shareholders to disclose in writing to the Trust such information with respect to ownership of its shares as it deems necessary to comply with the REIT provisions of the Code.
REIT QUALIFICATION
     The Trust operates in a manner intended to qualify for treatment as a REIT under the Code. In general, a REIT which distributes to its shareholders at least 95% of its taxable income (other than net capital gain) for a taxable year and which meets certain other conditions will not be subject to federal income taxation on income (including net capital gain) distributed for that year. If the Trust fails to qualify in any taxable year, it will be taxed for federal income tax purposes as a corporation for that year and distributions to shareholders will not be deductible by the Trust in computing its taxable income. Under such circumstances, the Trust also will be disqualified from being treated as a REIT under the Code for the ensuing four fiscal years. Failure to qualify could result in the Trust's incurring indebtedness and perhaps liquidating investments in order to pay the resultant taxes.

                              PLAN OF DISTRIBUTION
     The Trust may sell Offered Securities to or through underwriters or may sell Offered Securities to investors directly or through designated agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.
     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Trust also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in any Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Trust in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or from the purchasers for whom they may act as agent.
     Any underwriting compensation paid by the Trust to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Trust, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.
     If so indicated in the applicable Prospectus Supplement, the Trust will authorize dealers acting as the Trust's agents to solicit offers by certain institutions to purchase Offered Securities from the Trust at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Trust. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) the Trust shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. A commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Trust. Agents and underwriters shall have no responsibility in respect of the delivery or performance of Contracts.
     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Trust in the ordinary course of business.
                                 LEGAL OPINIONS
     The validity of the Offered Securities will be passed upon for the Trust by Hunton & Williams, Richmond, Virginia. Brown & Wood, New York, New York will act as counsel to any underwriters, dealers or agents.
                                    EXPERTS
     The financial statements of the Trust incorporated by reference in its annual report on Form 10-K for the year ended December 31, 1993 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
     The combined historical summary of gross income and direct operating expenses of Holly Tree Park Apartments, Knolls at Newgate and Mallard Green Apartments, included in the Trust's Current Report on Form 8-K, dated May 26, 1994, incorporated by reference in this Prospectus has been audited by BDO Seidman, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting. The combined statement of rental operations of Clover Financial Partnership Properties, included in the Trust's Current Report on Form 8-K, dated May 26, 1994, incorporated by reference herein, has been incorporated herein in reliance upon the report dated May 19, 1994, of Alloy, Silverstein, Shapiro, Adams, Mulford & Co., independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of The Shire Apartments, included in the Trust's Current Report on Form 8-K, dated April 15, 1994, incorporated by reference herein, has been incorporated herein in reliance upon the report dated May 12, 1994, of L. P. Martin & Company, P.C., independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of Lakewood Place Apartments, included in the Trust's Current Report on Form 8-K, dated April 15, 1994, incorporated by reference herein, has been incorporated herein in reliance upon the report dated May 13, 1994, of L. P. Martin & Company, P.C., independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statements of rental operations of River Place Apartments and Lakeside North Apartments, included in the Trust's Current Report on Form 8-K, dated April 15, 1994, incorporated by reference herein, have been incorporated herein in reliance upon the reports dated May 24, 1994, of L. P. Martin & Company, P.C., independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The statement of rental operations of Walnut Creek Apartments, included in the Trust's Current Report on Form 8-K, dated May 17, 1994, incorporated by reference herein, has been incorporated herein in reliance upon the report dated June 24, 1994, of L. P. Martin & Company, P.C., independent auditors, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR IN THE AFFAIRS OF THE TRUST SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                    PAGE
The Trust........................................    S-3
Recent Developments..............................    S-3
Use of Proceeds..................................    S-4
Capitalization...................................    S-4
Price Range of Common Stock
  and Distributions..............................    S-5
Selected Financial Data..........................    S-7
Management's Discussion and Analysis of Financial
  Condition and Operations.......................    S-8
Business.........................................   S-10
Underwriting.....................................   S-12

                                   PROSPECTUS

Available Information............................      2
Incorporation of Certain Documents by
  Reference......................................      2
The Trust........................................      3
Use of Proceeds..................................      3
Certain Ratios...................................      3
Description of Debt Securities...................      4
Description of Capital Stock.....................     14
Plan of Distribution.............................     18
Legal Opinions...................................     18
Experts..........................................     18

                                4,250,000 SHARES

                             [United Dominion Logo}

                                  COMMON STOCK

                             PROSPECTUS SUPPLEMENT

                              MERRILL LYNCH & CO.
                               ALEX. BROWN & SONS
                                  INCORPORATED
                           DEAN WITTER REYNOLDS INC.
                           A.G. EDWARDS & SONS, INC.
                           SCOTT & STRINGFELLOW, INC.

                              SEPTEMBER    , 1995